Syneron to Present at NASDAQ Conference in London

YOKNEAM, ISRAEL -- 11/29/2005 -- Syneron Medical Ltd. (NASDAQ: ELOS) announced today that Shimon Eckhouse, Chairman of Syneron Medical Ltd., will present at NASDAQ's 16th Investor Program on Thursday, December 8, 2005 in London at 9:15 a.m. GMT.

The presentation will be broadcast live over the Internet and can be accessed through the investor section on Syneron's Web site at www.syneron.com. Please go to the Web site a few minutes early, as it may be necessary to download audio software to hear the presentation. An archived replay of the presentations will be available approximately one hour following the live presentation on the Syneron website.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by elos™, the combined-energy technology of bi-polar radio frequency and light. The company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

For more information, please contact Judith Kleinman, VP Investor Relations, tel: +972 4909 6282, email: ir@syneron.com.

Syneron, the Syneron logo and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

Contact
Judith Kleinman
VP Investor Relations
tel: +972 4909 6282
email: ir@syneron.com